# SEC Schedule 13G/A (Amendment No. 15) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nelnet, Inc., CIK 0001258602
CUSIP: 64031N108
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 121 South 13th Street, Suite 100, Lincoln, Nebraska (NE), 68508
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001541685

## Reporting persons
- Whitetail Rock Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Nebraska (NE); sole voting power 0; shared voting power 6,881,976; sole dispositive power 0; shared dispositive power 6,881,976; aggregate amount beneficially owned 6,881,976 (21.6% of the class)

## Item 1. Issuer
Name of issuer: Nelnet, Inc.
Address of issuer's principal executive offices: 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508

## Item 2. Person Filing
Name of person filing: Whitetail Rock Capital Management, LLC
Address of principal business office or, if none, residence:
121 South 13th Street
Suite 100
Lincoln, Nebraska 68508
Citizenship: Nebraska

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The reporting person may be deemed to have shared voting and dispositive power over 402,205 shares of Class A common stock and 6,479,771 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders). The shares of Class B common stock are held in (i) two separate grantor retained annuity trusts ("GRATs") and three separate other trusts (collectively, the "Dynasty Trusts") established by Michael S. Dunlap in 2011; (ii) three separate post-annuity trusts established in connection with the expiration of the annuity terms of other separate GRATs established by Mr. Dunlap in 2011 (collectively, the "2011 Post-Annuity Trusts"); (iii) two separate GRATs established by Mr. Dunlap's spouse in 2015; (iv) six separate post-annuity trusts established upon the expiration of the annuity term of other GRATs established by Mr. Dunlap's spouse in 2015 (collectively, the "2015 Post-Annuity Trusts"); (v) eight separate GRATs established by Mr. Dunlap and his spouse in 2020; (vi) three separate post-annuity trusts established upon the expiration of the annuity term of other separate GRATs established by Mr. Dunlap's spouse in 2020 (collectively, the "2020 Dunlap Post-Annuity Trusts"); (vii) four separate GRATs established by Shelby J. Butterfield, the widow of Stephen F. Butterfield, in 2015; (viii) two separate post-annuity trusts established following the termination of a charitable lead annuity trust established by Mr. Butterfield in 2016 (together, the "Post-CLAT Trusts"); (ix) the Stephen F. Butterfield GST Non-Exempt Marital Trust (the "Butterfield GST Non-Exempt Marital Trust") and the Stephen F. Butterfield GST Exempt Marital Trust; and (x) two separate trusts for the benefit of the children of Ms. Butterfield (collectively, the "Butterfield Children Trusts"). The shares of Class A common stock are held in (a) four separate GRATs established by Angela L. Muhleisen in 2020; (b) four separate post-annuity trusts established in connection with the expiration of the annuity terms of other separate GRATs established by Dan D. Muhleisen (deceased spouse of Ms. Muhleisen) in 2020 (together, the "2020 Muhleisen Post-Annuity Trusts"); (c) four separate GRATs established by Ms. Muhleisen in 2022; and (d) the Butterfield GST Non-Exempt Marital Trust. All of the GRATs, along with the Dynasty Trusts, the 2011 Post-Annuity Trusts, the 2015 Post-Annuity Trusts, the 2020 Dunlap Post-Annuity Trusts, the Post-CLAT Trusts, the Butterfield GST Non-Exempt Marital Trust, the Stephen F. Butterfield GST Exempt Marital Trust, the Butterfield Children Trusts, and the 2020 Muhleisen Post-Annuity Trusts, referred to herein, are collectively referred to herein as the "Trusts". Under the Trusts, the reporting person, which is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, has been designated to serve as investment adviser with investment power with respect to shares of the issuer's stock held by the Trusts and voting power with respect to shares of the issuer's stock held by the Trusts, including, with respect to the Butterfield GST Non-Exempt Marital Trust, shares of the issuer's stock held indirectly through the holding of 50% of the outstanding capital stock of Union Financial Services, Inc. ("UFS"), which holds a total of 1,586,691 shares of Class B common stock. Accordingly, the reporting person is reporting beneficial ownership pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the subject securities held by the Trusts, including, with respect to the Butterfield GST Non-Exempt Marital Trust, securities held indirectly through UFS. The reporting person is not a beneficiary of any of the Trusts, does not have any pecuniary interest under the provisions of Rule 16a-1(a)(2) under the Exchange Act in the securities held by the Trusts, and, for purposes of Section 16 of the Exchange Act pursuant to the provisions of Rule 16a-1(a)(1) thereunder, is not deemed to be the beneficial owner of the securities held in the Trusts for the benefit of third parties. The reporting person is a majority owned subsidiary of the issuer, of which Michael S. Dunlap is Executive Chairman of the Board of Directors and a significant shareholder, Angela L. Muhleisen (a sister of Mr. Dunlap) is a significant shareholder, Shelby J. Butterfield is a significant shareholder, and Stephen F. Butterfield was Vice Chairman of the Board of Directors and a significant shareholder.
Percent of class: 21.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,881,976
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,881,976

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As discussed Item 4(a) above, which is incorporated by reference herein, the securities resulting in the filing of this Schedule by the reporting person, in its capacity as investment adviser, are held by the Trusts and by UFS, 50% of the outstanding capital stock of which is held by the Butterfield GST Non-Exempt Marital Trust and the other 50% of the outstanding capital stock of which is held by Michael S. Dunlap, who is also president and treasurer of UFS. The Trusts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities that the Trusts hold. UFS has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,586,691 shares of Class B common stock that UFS holds, which represents more than five percent of the class of securities to which this Schedule relates. Except for the Butterfield GST Non-Exempt Marital Trust, which through its holding of 50% of the outstanding capital stock of UFS as well as securities of the issuer it holds directly may be deemed to have such right or power related to more than five percent of the class of securities to which this Schedule relates, no individual Trust has such right or power related to more than five percent of the class of securities to which this Schedule relates.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Power of Attorney

## Signatures
- Whitetail Rock Capital Management, LLC: /s/ Nicole M. Stawniak, pursuant to power of attorney filed herewith, Nicole M. Stawniak, Attorney-in-Fact (05/13/2026)